# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Karbon-X Corp, CIK 0001729637
CUSIP: 19179P109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1720 54- 5 AVE SW, CALGARY, Alberta Canada (A0), T2P 0M2
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0001996107
Persons authorized to receive notices and communications: M. Richard Cutler, Cutler Law, 6575 West Loop South, Suite 500, Bellaire, Texas (TX), 77401, 250-608-5435

## Reporting persons
- Morsevo Trading, Inc. (CIK 0001996107): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); source of funds: working capital (WC); sole voting power 6,925,150; shared voting power 0; sole dispositive power 6,925,150; shared dispositive power 0; aggregate amount beneficially owned 6,925,550 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Karbon-X Corp
Address of issuer's principal executive offices: 1720 54- 5 AVE SW, CALGARY, Alberta Canada (A0), T2P 0M2
Comment: This Schedule 13D relates to the acquisition of shares of Common Stock (the "Shares") of Karbon-X Corp., whose principal executive offices are located at 1720 54- 5 Ave SW, Calgary, Alberta Canada T2P 0M2.

## Item 2. Identity and Background
Name of person filing: Morsevo Trade, Inc. a Bahamian corporation.
Residence or business address: Its business address is Shirley Street and Federick Steps Corner, Nassau Bahamas. Stanislav Drgon is President and 100% beneficial owner of Morsevo Trade, Inc. whose business address is the same as Morsevo Trade, Inc.
Present principal occupation or employment: Mr. Drgon is an investor.
Criminal convictions in the last five years: During the last five years, neither Morsevo nor Mr. Drgon was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Morsevo nor Mr. Drgon has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Morsevo Trade, Inc. is a Bahamian corporation. Mr. Drgon is a citizen of the Slovak Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Shares in consideration for cash from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of these transactions, the reporting person currently beneficially owns 6,921,550 shares. Such shares aggregate approximately 8.5% of the issued and outstanding shares
Number of shares as to which each person has sole or shared power to vote or dispose: 6,921,550
Transactions in the class effected during the past sixty days:
In December 2021 the Company issued to the Reporting Person 1,862,125 shares of common stock.

In January 2021 the Reporting Person acquired 1,300,000 shares of common stock.

Effective June 6, 2023, the Reporting Person acquired 200,000 shares of common stock from the Issuer upon conversion of $100,000 in outstanding debt.

Effective October 5, 2023 the Reporting Person purchased 1,300,000 shares of common stock from an existing shareholder for $3,380,000.

On April 3, 2025 the Reporting Person purchased 500 shares on the open market for $1.75 per share.

On April 4, 2025 the Reporting Person purchased 500 shares on the open market for $1.87 per share.

On April 4, 2025 the Reporting Person sold 100 shares on the open market for $2.10 per share.

On April 7, 2025 the Reporting Person sold 100 shares on the open market for $2.10 per share.

Effective April 4, 2025 the Reporting Person purchased 2,262,225 shares of common stock from an existing shareholder for $4,230,360.

During the past 60 days the Reporting Persons have not otherwise bought or sold any securities on the open market or otherwise.

As a result of these transactions, the reporting person currently beneficially owns 6,921,550 shares. Such shares aggregate approximately 8.5% of the issued and outstanding shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Morsevo Trading, Inc.: /s/ Stanislav Drgon, President (04/07/2025)